

May 4, 2010

Mail Stop 4631

<u>Via U.S. Mail and Facsimile</u>

Mr. Thomas R. Donahue, Chief Financial Officer
Federated Investors, Inc.
Federated Investors Tower
Pittsburgh, PA   15222

Re: Federated Investors, Inc.
   Supplemental letter filed on April 28, 2010 relating to
   Annual Report on Form 10-K for the FYE December 31, 2009
   File No.: 1-14818

Dear Mr. Donahue:

   We have reviewed your supplemental letter dated April 28, 2010 and have the following additional comments.

<u>Exhibit 13.01</u>
<u>Management's Discussion and Analysis</u>
<u>Management's Assessment of Internal Control Over Financial Reporting, page 41</u>

We note your response to comment three in our letter dated March 30, 2010. Your response does not adequately address our request to tell us what management's conclusion was regarding the effectiveness of your internal controls over financial reporting as of December 31, 2009. Please tell us whether management concluded that the company's internal controls over financial reporting were effective as of December 31, 2009.

<u>Closing Comments</u>

   Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

00In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding the above comments, you may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, Dietrich King, Attorney, at (202) 551-3338.

Sincerely,

Pamela A. Long
Assistant Director